April 11, 2019

Peter Gioffe
President and Chief Executive Officer
Delhi Bank Corp.
124 Main Street
Delhi, New York 13753

       Re: Delhi Bank Corp.
           Offering Statement on Form 1-A
           Post-qualification Amendment No. 1
           Filed April 10, 2019
           File No. 024-10818

Dear Mr. Gioffe:

       We have reviewed your amendment and do not have any comments.

       We will consider qualifying your offering statement at your request. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact David Gessert at 202-551-2326 or Erin Purnell at 202-551-3454 with any other questions.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Financial
Services
cc:    Abby E. Brown, Esq.